SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2018

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR FEBRUARY TRAFFIC GROWS 5% TO 8.6M CUSTOMERS

LF REMAINS STRONG AT 95% ON LOWER FARES

Ryanair, Europe's No.1 airline, today (5 Mar) released February traffic statistics as follows:

●     Traffic grew 5% to 8.6m customers.

●     Load factor remains strong at 95%

●     Rolling annual traffic to February grew 9% to 130m customers.

	Feb 17	Feb 18	Change
Customers	8.2M	8.6M	+5%
Load Factor	95%	95%	-

Ryanair's Kenny Jacobs said:

"Ryanair's February traffic grew by 5% to 8.6m customers, while our load factor remains strong at 95%, on the back of lower fares.

Ryanair customers can look forward to more low fares and an improved customer experience in 2018 as we roll out more AGB improvements, so we urge all customers who wish to book their summer 2018 holidays to do so now on the Ryanair.com website or mobile app".

ENDS

For further information
please contact:

Robin Kiely	Piaras Kelly
Ryanair DAC	Edelman Ireland
Tel: +353-1-9451949	Tel: +353-1-6789333
press@ryanair.com	ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 05 March, 2018

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary